SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒       Form 40-F    ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       ☐       No     ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.                                       Announcement, dated February 20, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: February 21, 2003	By: /s/ Fiona Nott
Name: Fiona Nott

Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

The board of directors (the “Directors”) of PCCW Limited (the “Company”) announces that an impairment loss of approximately HK$8,263 million should be recognized for the goodwill attributable to the Company’s investment in Reach Ltd. (“Reach”) and such amount will be included in the consolidated profit (loss) attributable to shareholders of the Company for the year ended December 31, 2002.

The impairment loss on the Company’s investment in Reach will have no impact on revenue, profit from operations, EBITDA and cashflow of the Company and its subsidiaries (the “Group”) and will not result in any non-compliance with respect to the debt covenants of the Group. In addition, the recognition of an impairment loss on goodwill will not result in an increase in the shareholders’ deficit of the Group as at December 31, 2002.

Reach is an international telecommunications network backbone company utilising undersea and long haul telecommunications facilities which is jointly controlled by the Company and Telstra Corporation Limited (“Telstra”). Reach is a significant investment of the Company.

In view of the continuing difficult and volatile trading conditions in which Reach operates, the Directors announce that the Company has performed a preliminary review of Reach in accordance with the requirements of Statement of Standard Accounting Practice No. 31 (“SSAP 31”) - “Impairment of assets”, to ascertain whether there has been an impairment in the total investment cost in Reach.

An analysis of the Company’s unaudited total investment cost in Reach as at December 31, 2002 is as follows:-

(Unaudited)
As at December 31, 2002
HK$’million

Book carrying value	3,964
Goodwill previously charged against reserves (Note)	8,263
Total investment cost	12,227

Note:        Interpretation 13 issued by the Hong Kong Society of Accountants in 2001 requires that the balance of goodwill previously charged against the reserve account of the balance sheet of the Company as a result of the Company’s acquisition of PCCW-HKT Limited and its subsidiaries, and not previously realized or charged to the income statement through provision for impairment be subject to impairment review.

Based on the results of this review, the Directors believe that an impairment loss of approximately HK$8,263 million should be recognized for the goodwill attributable to the Company’s investment in Reach and such amount will be included in the consolidated profit (loss) attributable to shareholders of the Company for the year ended December 31, 2002.

The impairment loss on the Company’s investment in Reach will have no impact on revenue, profit from operations, EBITDA and cashflow of the Group and will not result in any non-compliance with respect to the debt covenants of the Group. In addition, the recognition of an impairment loss on goodwill will not result in an increase in the shareholders’ deficit of the Group as at December 31, 2002.

The Directors’ decision in relation to the write down was made after consideration of the difficult and volatile trading conditions in the undersea and long-haul telecommunications sectors. The Directors will continue to review both Reach’s business development and financial performance and if the results of these subsequent reviews give rise to further impairment losses, such details will be included in the consolidated financial results of the Group for the year ended December 31, 2002 which are currently expected to be released on March 20, 2003.

The Company confirms that, together with Reach and Telstra, it is in continuing discussions with the lenders to Reach regarding the re-financing of Reach’s existing syndicated loan facility.

Shareholders of the Company and investors should exercise caution when dealing in the securities of the Company.

By Order of the Board Fiona Nott Company Secretary

Hong Kong, February 20, 2003